Exhibit 99.1

FUZHOU HEKANGYUAN TRADING CO., LTD.

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2021 AND 2020

FUZHOU HEKANGYUAN TRADING CO., LTD.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and

Fuzhou Hekangyuan Trading Co., Ltd.

We have audited the accompanying financial statements of Fuzhou Hekangyuan Trading Co., Ltd. (the “Company”), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial positions of Fuzhou Hekangyuan Trading Co., Ltd. as of December 31, 2021 and 2020, and the result of its operations and comprehensive income and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Beijing Huahao Certified Public Accountants General Partnership

Beijing, China

March 2, 2022

FUZHOU HEKANGYUAN TRADING CO., LTD.

BALANCE SHEETS

AS OF DECEMBER 31, 2021 and 2020

	2021	2020

ASSETS
Current assets
Cash and cash equivalents	$139	$949,873
Accounts receivable	680,929	2,341,933
Inventories	1,452,354	2,389,047
Prepayments and other current assets	5,702	199,218
Total current assets	2,139,124	5,880,071
Non-current assets
Property, plant and equipment, net	308	938
Intangible assets, net	-	661
Total non-current assets	308	1,599
TOTAL ASSETS	$2,139,432	$5,881,670

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$608,034	$5,154,693
Taxes payable	-	20,228
Other payables and accrued liabilities	14,786	12,123
TOTAL LIABILITIES	622,820	5,187,044

SHAREHOLDERS’ EQUITY
Paid-in capital	69,320	69,320
Statutory reserve	143,229	61,223
Retained earnings	1,245,216	530,451
Accumulated other comprehensive income	58,847	33,632
TOTAL SHAREHOLDERS’ EQUITY	1,516,612	694,626
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,139,432	$5,881,670

The accompanying notes are an integral part of these financial statements

FUZHOU HEKANGYUAN TRADING CO., LTD.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2021 and 2020

	2021	2020

Revenues	$17,630,349	$13,517,599
Cost of revenues	16,479,313	12,660,090
Gross profit	1,151,036	857,509

Operating expenses
Sales and marketing expenses	1,041	690
General and administrative	88,293	86,028
Total operating expenses	89,334	86,718
Income from operations	1,061,702	770,791

Other income (expense)
Interest income	1,580	2,044
Other income (expense)	(234)	23
Total other income	1,346	2,067
Income before income taxes	1,063,048	772,858
Income tax expense	(266,277)	(193,413)
Net income	796,771	579,445
Other comprehensive income
Foreign currency translation	25,215	33,632
Total comprehensive income	$821,986	$613,077

The accompanying notes are an integral part of these financial statements

FUZHOU HEKANGYUAN TRADING CO., LTD.

STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021 and 2020

	Paid-in Capital	Statutory surplus reserve	Retained earnings	Accumulated other comprehensive income	Total equity
Balance at December 31, 2019	$69,320	$-	$12,229	$-	$81,549
Net income for the year	-	-	579,445	-	579,445
Appropriation for surplus reserve	-	61,223	(61,223)	-	-
Foreign currency translation adjustments	-	-	-	33,632	33,632
Balance at December 31, 2020	$69,320	$61,223	$530,451	$33,632	$694,626
Net income for the year	-		796,771	-	796,771
Appropriation for surplus reserve		82,006	(82,006)	-	-
Foreign currency translation adjustments	-	-	-	25,215	25,215
Balance at December 31, 2021	$69,320	$143,229	$1,245,216	$58,847	$1,516,612

The accompanying notes are an integral part of these financial statements

FUZHOU HEKANGYUAN TRADING CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021 and 2020

	2021	2020

Cash generated from operating activities
Net income	$796,771	$579,445
Depreciation and amortization	685	555
Changes in
Accounts receivable	1,696,728	(2,144,811)
Prepayments and other current assets	195,975	(175,529)
Inventories	981,561	(2,252,754)
Accounts payable	(4,615,382)	4,875,525
Taxes payable	2,353	(20,241)
Other payables and accrued liabilities	(20,471)	19,145
Net cash (provided by)/ used in operating activities	(961,780)	881,335

Investing Activities
Sales of assets	669	-
Net cash provided by investing activities	669	-

Effect of foreign exchange rate changes on cash	11,377	51,078

Net (decrease) / increase in cash	(949,734)	932,413
Cash and cash equivalents at the beginning of year	949,873	17,460
Cash and cash equivalents at the end of year	$139	$949,873

Cash paid for income tax	$286,748	$174,268
Cash paid for interest expense	$-	$-

The accompanying notes are an integral part of these financial statements

FUZHOU HEKANGYUAN TRADING CO., LTD.

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

1.	ORGANIZATION AND NATURE OF OPERATIONS

The accompanying financial statements include the financial statements of Fuzhou Hekangyuan Trading Co., Ltd. (the “Company”).

The Company was incorporated under the law of the People’s Republic of China (“PRC”) on October 13, 2017. As of December 31, 2021, the Company was owned by Ms. Cunhui Lin and Ms. Yanqing Liu. The Company is a trading company focusing on the sales of healthcare products and optical glasses.

2.	PRINCIPAL ACCOUNTING POLICIES

2.1	Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

The summary of significant accounting policies presented below is designed to assist in understanding the Company’s financial statements. Such financial statements and accompanying notes are the representations of the Company’s management, who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP”) in all material respects and have been consistently applied in preparing the accompanying financial statements.

2.2	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts reported in the accompanying financial statements and related disclosures. The estimate is based on management’s best knowledge of current events and actions that the Company may take in the future, actual results could materially differ from the estimate.

2.3	Foreign currency translations

The Company’s reporting currency is the United States dollar (“US$” or “U.S. dollars”). The Company’s functional currency is the Renminbi (“RMB”).

Transactions denominated in currencies other than functional currencies are translated at the exchange rates quoted by the People’s Bank of China (the “PBOC”), prevailing or averaged at the dates of the transaction for PRC. Gains and losses resulting from foreign currency transactions are included in the statements of income and comprehensive loss. Monetary assets and liabilities denominated in foreign currencies are translated using the applicable exchange rates quoted by the PBOC at the balance sheet dates. All such exchange gains and losses are included in the statement of income.

Assets and liabilities of the Company are translated at the current exchange rates quoted by the PBOC in effect at the balance sheet date, equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rate in effect during the reporting period to US$. Gains and losses resulting from foreign currency translation to reporting currency are recorded in accumulated other comprehensive loss in the statements of changes in Shareholders’ equity for the year presented.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31, 2021	December 31, 2020
Year-end spot rate	US$1= 6.3757 RMB	US$1= 6.5249 RMB
Average rate for the year	US$1= 6.4474 RMB	US$1= 6.8941 RMB

FUZHOU HEKANGYUAN TRADING CO., LTD.

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

2.4	Cash and cash equivalents

Cash and cash equivalents consists of petty cash on hand and cash held in banks, which are highly liquid and are unrestricted as to withdrawal or use. The Company maintains all bank accounts in the mainland China. Cash balances in bank accounts in mainland China are not insured by the Federal Deposit Insurance Corporation or other programs.

2.5	Accounts receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company reviews on a periodic basis for doubtful accounts for the outstanding trade receivable balances based on historical experience and information available. Additionally, the Company makes specific bad debt provisions based on (i) specific assessment of the collectability of all significant accounts; and (ii) any specific knowledge which the Company has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Company to use substantial judgment in assessing its collectability. As of December 31, 2021 and 2020, no allowance has been made for accounts receivables.

2.6	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost elements of inventories comprise the purchase price of products, shipping charges to receive products from the suppliers when they are embedded in the purchase price. Cost is determined using the weighted average method. Provisions are made for excessive, slow moving, expired and obsolete inventories as well as for inventories with carrying values in excess of market. Certain factors could impact the realizable value of inventory, so the Company continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, inventory aging, expiration date, expected demand, anticipated sales price, product obsolescence and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required that could negatively impact the Company’s gross margin and operating results. If actual market conditions are more favorable, the Company may have higher gross margin when products that have been previously reserved or written down are eventually sold. As of December 31, 2021 and 2020, management compared the cost of inventories with their net realizable value and determined no inventory write-down was necessary.

2.7	Property, plant and equipment, net

Property, plant and equipment is stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred. Depreciation is provided on the straight-line method based on the estimated useful lives of the assets as follows:

Useful Lives
Office Equipment	5 Years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterment which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

2.8	Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Long-lived assets with carrying values that are not expected to be recovered through future cash flows are written down to their estimated fair values. The carrying value of a long-lived asset is deemed not recoverable if it exceeds the sum of undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the asset’s carrying value exceeds the sum of its undiscounted cash flows, a non-cash asset impairment charges equal to the excess of the asset’s carrying value over its estimated fair value is recorded. Fair value is defined as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at a specified measurement date. We measure fair value using market price indicators or, in the absence of such data, appropriate valuation technique.

FUZHOU HEKANGYUAN TRADING CO., LTD.

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

2.9	Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers, effective as of January 1, 2019. Accordingly, the financial statements for the years ended December 31, 2021 and 2020 are presented under ASC 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is the transaction price the Company expects to be entitled to in exchange for the promised services in a contract in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company generates revenues from sales of healthcare products and optical glasses. No practical expedients were used when adoption ASC 606. Revenue recognition policies for the revenue is as follow:

Sales of goods

The Company sells healthcare products, optical glasses and etc. The performance obligation is completed when the goods are transferred to the customers. The transaction price is determined according to the contract as well as the sales order. Generally, the credit term is within three months. There is no other obligation in the contracts, such as return, refund or warranties. Revenue is recognized at the point in time when the goods are transferred to the customers.

Principal and Agent Considerations

GAAP requires us to evaluate, using a control model, whether the Company itself promises to provide services to the customers (as a principal) or to arrange for services to be provided by another party (as an agent). In determining whether the Company acts as the principal or an agent, the Company follows the accounting guidance for principal-agent considerations. The determination of whether the Company is acting as a principal or an agent in a transaction involves judgment and is based on an evaluation of the terms of each arrangement. While none of the factors identified in this guidance is individually considered presumptive or determinative, the Company concluded that, during the years ended December 31, 2021 and 2020, gross revenue treatment appropriate for the sales of goods revenue stream.

2.10	Cost of revenues

Cost of revenues consists primarily of the cost of goods sold.

2.11	General and administrative expenses

General and administrative expenses consist primarily of payroll and related compensation for employees engaged in management and administration incurred by those employees and other general corporate expenses.

2.12	Taxation

Current income taxes are provided for in accordance with the relevant statutory tax laws and regulations.

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and for operating loss and tax credit carry-forwards. Deferred income taxes are measured using the currently enacted tax rate and laws. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date change. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized.

FUZHOU HEKANGYUAN TRADING CO., LTD.

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

The Company recognizes a tax benefit associated with an uncertain tax position when, in management’s judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that the Company judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The effective tax rate for the Company includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Company classifies applicable interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense. The Company did not record any unrecognized tax benefits during the years ended December 31, 2021 and 2020.

Value-added Tax (“VAT”)

Value-added taxes (“VAT”) collected from customers relating to product sales and remitted to governmental authorities are presented on a net basis. VAT collected from customers is excluded from revenue. The Company is generally subject to the value added tax (“VAT”) for selling product and providing advertising services. The Company is subject to a VAT rate of 13% for selling products.

2.13	Comprehensive income (loss)

Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of equity but are excluded from net income. Other comprehensive income consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

2.14	Recently accounting pronouncements

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, which clarified that receivables from operating leases are not within the scope of Topic 326 and instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842. On May 15, 2019, the FASB issued ASU 2019-05, which provides transition relief for entities adopting the Board’s credit losses standard, ASU 2016-13. Specifically, ASU 2019-05 amends ASU 2016-13 to allow companies to irrevocably elect, upon adoption of ASU 2016-13, the fair value option for financial instruments that (1) were previously recorded at amortized cost and (2) are within the scope of the credit losses guidance in ASC 326-20, (3) are eligible for the fair value option under ASC 825-10, and (4) are not held-to-maturity debt securities. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-05 are effective for fiscal years beginning after December 15, 2019, including interim periods therein. An entity may early adopt the ASU in any interim period after its issuance if the entity has adopted ASU 2016-13. For all other entities, the effective date will be the same as the effective date of ASU 2016-13. In November 2019, the FASB issued ASU 2019-11, “Codification Improvements to Topic 326, Financial Instruments – Credit Losses.” ASU 2019-11 is an accounting pronouncement that amends ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” The ASU 2019-11 amendment provides clarity and improves the codification to ASU 2016-03. The pronouncement would be effective concurrently with the adoption of ASU 2016-03. The pronouncement is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. In February 2020, the FASB issued ASU No. 2020-02, which provides clarifying guidance and minor updates to ASU No. 2016-13 – Financial Instruments – Credit Loss (Topic 326) (“ASU 2016-13”) and related to ASU No. 2016-02 - Leases (Topic 842). ASU 2020-02 amends the effective date of ASU 2016-13, such that ASU 2016-13 and its amendments will be effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact this ASU will have on its financial statements and related disclosures.

FUZHOU HEKANGYUAN TRADING CO., LTD.

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Updates (“ASUs”) ASU 2016-02, “Leases (Topic 842),” which increases lease transparency and comparability among organizations. The new guidance, which creates new accounting and reporting guidelines for leasing arrangements, requires organizations that lease assets to recognize assets and liabilities on the balance sheet related to the rights and obligations created by those leases, regardless of whether they are classified as finance or operating leases. Consistent with current guidance, the recognition, measurement, and presentation of expenses and cash flows arising from a lease primarily will depend on its classification as a finance or operating lease. The guidance also requires new disclosures to help financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. The new standard is effective for public business entities for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, with early application permitted. In March 2019, the FASB issued ASU 2019-01, Leases (Topic 842) Codification Improvements, which further clarifies the determination of fair value of the underlying asset by lessors that are not manufacturers or dealers and modifies transition disclosure requirements for changes in accounting principles and other technical updates. The amendments in ASU 2019-01 amend Topic 842 and the effective date of those amendments is for fiscal years beginning December 15, 2019, and interim periods within those fiscal years for public business entities. For all other entities, ASC 842 is effective for annual periods beginning after December 15, 2021. The Company is currently evaluating the impact of the new pronouncement on its consolidated financial statements but does not expect it to have a significant impact.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the financial position, statements of operations and cash flows.

3.	ACCOUNTS RECEIVABLE

The following table summarized the details of the Company’s accounts receivables and allowance for doubtful accounts:

	2021	2020

Account receivable	$680,929	$2,341,933
Less: allowance for doubtful accounts
	$680,929	$2,341,933

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of December 31, 2021 and 2020, all the balance of prepaid expenses and other current assets are the VAT to be deducted, prepaid cost of goods and deposits.

5.	Property, plant and equipment, net

	2021	2020

Office equipment	$2,403	$2,348
Less: accumulated depreciation	(2,095)	(1,410)
	$308	$938

As of December 31, 2021 and 2020, there were not any pledged assets.

For the years ended December 31, 2021 and 2020, depreciation expenses were $685 and $555, respectively.

FUZHOU HEKANGYUAN TRADING CO., LTD.

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

6.	OTHER PAYABLES AND ACCRUED LIABILITIES

	2021	2020

Salary payables	$1,333	$4,732
Accrued expenses and other current liabilities	13,453	7,391
	$14,786	$12,123

7.	TAXES

The Company generated substantially all of its income/ (loss) from its PRC operations for the years ended December 31, 2021 and 2020.

Income Tax

On March 16, 2007, the National People’s Congress of PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to enterprise income tax (“EIT”) at a uniform rate of 25%. The EIT Law became effective on January 1, 2008. 25% tax rates apply to all the PRC operation subsidiaries in the Company.

The provision for income tax for the years ended December 31, 2021 and 2020, consisted of the following:

	2021	2020

Current income tax provision	$266,277	$193,413
Total	$266,277	$193,413

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2021 and 2020, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2021 and 2020, respectively, and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2021.

8.	SHAREHOLDERS’ EQUITY

Paid-in capital

The paid-in capital is as follows:

	2021	2020

Individual shareholders	69,320	69,320
Total	$69,320	$69,320

Statutory Reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The reserved amounts as determined pursuant to PRC statutory laws totaled $143,229 and $61,223 as of December 31, 2021 and 2020, respectively.

FUZHOU HEKANGYUAN TRADING CO., LTD.

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

9.	COMMITMENTS AND CONTINGENCIES

As at December 31, 2021, the Company had no commitment and contingency that needed to be disclosed.

10.	CONCENTRATION OF CUSTOMERS AND SUPPLIERS

All revenue were derived from customers located in PRC. For the year ended December 31, 2021, the sales to the three largest customers, Happy Buy (Fujian) Network Technology Co., Ltd., Xinbamin Food Distribution (Fujian) Co., Ltd and Wuhan Suochuang Industrial Co., Ltd., accounted for approximately 27.8%, 24.4% and 20.2% of total revenues of the Company, respectively. For the year ended December 31, 2020, the sales to the four largest customers, Xinbamin Food Distribution (Fujian) Co., Ltd., Xiamen Wobisen trading Co., Ltd., Heyuan Tianhui Optical Co., Ltd., Gonghao Industrial Co., Ltd. and Happy Buy (Fujian) Network Technology Co., Ltd. contributed approximately 14.6%, 12.3%, 12.1%, 12.0% and 11.4% of total revenues of the Company, respectively.

For the year ended December 31, 2021, the four largest suppliers, Pujing Optical (Guangxi) Co., Ltd., Xiamen Xiaoyaoyao Pharmaceutical Technology Co., Ltd., Huasheng Agricultural Development (Fujian) Co., Ltd. and Hangzhou Xiaoyaoyao Pharmaceutical Technology Co., Ltd., accounted for approximately 34.0%, 19.6%, 15.5% and 14.5% of total purchases of the Company, respectively. For the year ended December 31, 2020, the three largest suppliers, Pujing Optical (Guangxi) Co., Ltd., Zhongfu Daming Group Co., Ltd. and Huasheng Agricultural Development (Fujian) Co., Ltd., accounted for approximately 47.9%, 15.9% and 12.5% of total purchases of the Company, respectively.

11.	SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 14, 2022, the date the financial statements were available to be issued. No other events require adjustment to or disclosure in the financial statements.